BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       February 14, 1997






Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     CCH Inc. - Class B


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                         Sincerely,

                         Linda Assali
Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No. 2)*

               CCH Inc. - Class B Common Stock
             __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          124883208
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)
              (Continued on following page(s))


CUSIP No.  124883208                    Page 1 of 6 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, and its wholly owned
subsidiaries, Bankers Trust Company (as Trustee for various
trusts and employee benefit plans, and investment
advisor),and BT Holdings, Inc., and its indirectly wholly-
owned subsidiary Bankers Trust International, PLC.  13-
6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust Company are New York corporations. BT Holdings Inc, is a Delaware corporation. Bankers Trust International PLC is a London corporation.

NUMBER OF     5. SOLE VOTING POWER
SHARES

BENEFICIALLY  6. SHARED VOTING POWER
OWNED BY

EACH          7. SOLE DISPOSITIVE POWER
REPORTING

PERSON        8. SHARED DISPOSITIVE POWER
WITH


CUSIP No.  124883208                         Page 2 of 6 Pages


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON






10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES * [ ]



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9






12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Bankers Trust International PLC - BK
     BT Holdings, Inc. - CO
     CUSIP No.  124883208               Page 3 of 6 Pages


Item 1(a)      NAME OF ISSUER:
                      CCH Inc - Class B

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:
               2700 Lake Cook Road
               Riverwoods, IL  60015

Item 2(a)      NAME OF PERSON FILING:

Bankers Trust New York Corporation, and its wholly owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor),and Bankers Trust Holdings, Inc., and its indirectly wholly-owned subsidiary Bankers Trust
International, PLC.


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue New York, New York  10017.

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation, and Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), are corporations incorporated in the State of New York with their principal business offices located in New York. BT Holdings Inc. is a Delaware corporation with its principal business located in New York. Bankers Trust international is incorporated in England with its principal business office located in London.


Item 2(d)    TITLE OF CLASS OF SECURITIES:
          Common stock ($1.00 par value)CCH Inc. - Class B.

Item 2(e)    CUSIP NUMBER:
          124883208
CUSIP No. 124883208                     Page 4 of 6 Pages


Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation, and
BT Holdings Inc.

     (g)  [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company and Bankers Trust
International, PLC

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.


Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:






     (b)  PERCENT OF CLASS:



     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -

          (ii)  shared power to vote or to direct the
                 vote -


          (iii)  sole power to dispose or to direct the
                       disposition of -


           (iv)  shared power to dispose or to direct
                   the disposition of -

CUSIP No. 124883208                     Page 5 of 6 Pages


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:
          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.


Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable.

Item 10   CERTIFICATION:

                    Not Applicable.

CUSIP No. 124883208                     Page 6 of 6 Pages


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1996


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Holdings Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                      BT Holdings, Inc.

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

              Bankers International Corporation

                              |
                            100%
                              |

                BT Holdings (Europe) Limited

                              |
                            100%
                              |

                  BT Holdings (UK) Limited

                              |
                            100%
                              |

                Bankers Trust Investments PLC

                              |
                            100%
                              |

               Bankers Trust International PLC